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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68319

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Shea & Company, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___200 Clarendon Street, Floor 45___
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Pingpank	617-896-2218	cpingpank@shea-co.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Rolleri Sheppard, CPAS, LLP___
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009		3437	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Chris Pingpank_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Shea & Company, LLC_____, as of _____December 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Managing Director

_____ _____
Notary Public



This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements

Shea & Company, LLC

December 31, 2022

SHEA & COMPANY, LLC

Financial Statements

Table of Contents

Financial Statements:



Rolleri & Sheppard CPAS, LLP
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Shea & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shea & Company, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Shea & Company, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Shea & Company, LLC's management. Our responsibility is to express an opinion on Shea & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shea & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP
We have served as Shea & Company, LLC's auditor since 2021.
Fairfield, Connecticut
March 17, 2023

1150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.750.3535 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

SHEA & COMPANY, LLC

Statement of Financial Condition

December 31, 2022

Assets

Current assets:		
Cash	$	2,531,529
Prepaid expenses		282,278
Total current assets		2,813,807
Right of use assets		863,600
Other assets		110,185
Total assets	**$**	**3,787,592**

Liabilities and Member's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	56,229
Current portion of operating lease liability		557,364
Total current liabilities		613,593
Long term operating lease liability		306,236
Member's equity		2,867,763
Total liabilities and member's equity	**$**	**3,787,592**

Note 1: Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies throughout North America, Europe and Israel.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, with original maturities of three months or less.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits. The Company monitors its exposure and has not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice or the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by an allowance for doubtful accounts that reflects management's best estimate of the fees that will not be collected. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. At December 31, 2022, management believed no allowance for doubtful accounts was warranted.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Consequently, the Company believes exposure to loss due to credit risk on cash and net accounts receivable is limited.

Note 1: Summary of Significant Accounting Policies (continued)

Revenue Recognition

The services provided under contracts with customers include transaction-related advisory services and fairness opinion services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. Each performance obligation meets the criteria for either over time or point-in-time revenue recognition. Additionally, the Company is typically reimbursed for certain expenses incurred in the course of providing services to the customer.

Transaction-Related Advisory Services

Shea & Company is engaged to provide transaction-related advisory services including advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors and financial forecasting for potential transactions. The Company provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions and the private placement of securities. In most circumstances, the Company considers the services under its advisory contracts to comprise a single performance obligation. Although there may be individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

Our transaction-related advisory services are reflected as Placement Fees (services related to closing of private placement of securities), Success Fees (services related to closing a merger or acquisition transaction) and Retainer Fees (one-time or recurring fees paid in the course of an engagement).

Although the Company's transaction-related advisory services meet the criteria for over time revenue recognition, Placement Fees and Success Fees are considered variable as they are susceptible to factors outside of the Company's influence and contain a large number and broad range of possible consideration amounts. Accordingly, revenue associated with these services is constrained until specified conditions have been met, and it is probable that a significant revenue reversal will not occur in a future period. This typically occurs once substantially all services have been provided.

Retainer fees are recognized on a systematic basis over the estimated period in which the related services are performed. Payments for Placement Fees and Success Fees are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of completion of the event and payment by the customer.

Note 1: Summary of Significant Accounting Policies (continued)

Fairness Opinion Services

The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction. Fairness (insufficiency) opinion fees are earned and recognized when the opinion is delivered to the client. Although the Company typically provides fairness opinion services in conjunction with and via the same contract as other transaction-related advisory services, fairness opinions are considered a separate performance obligation. The Company charges a separate, fixed fee associated with the delivery of the opinion. This fee is recognized when the opinion is delivered, because the customer receives the benefit of our services only upon receipt of the opinion. Payments for fairness opinion services are generally due upon delivery of the opinion.

Reimbursed Expenses

Reimbursed Expenses consist of out-of-pocket expenses related to the performance of transaction-related advisory services or fairness opinion services and are typically recognized as revenue and expensed as incurred, as these costs are related to performance obligations that are satisfied over time.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising expenses were $145,117 for the year ended December 31, 2022.

Income Taxes

The Company is treated as a single-member limited liability company for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

Lease Accounting

The Company has classified all leases as operating leases. The lease liability is recognized at the present value of the future lease payments, and the Right of Use ("ROU") asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor and any indirect costs. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit discount rate, the Company has assumed a 5% discount rate, based on an estimate of the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for 3 years.

Risks and Uncertainties

On February 24, 2022 Russia launched a military invasion of Ukraine. The impact of the Ukraine war, and resulting sanctions on Russia, has resulted in economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

On March 10, 2023 Silicon Valley Bank failed and was taken over by the Federal Deposit Insurance Corporation. The impact of the SVB failure, and resulting pressure on other financial institutions, including First Republic Bank, where the Company maintains its deposit accounts, has resulted in economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

Subsequent Events

The Company evaluated subsequent events through March 17, 2023, the date the financial statements were authorized to be issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $2,460,300 of which $2,455,300 was in excess of its required net capital. At December 31, 2022, the Company's percentage of aggregate indebtedness to net capital was 2.29%.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Leases

200 Clarendon Street Lease and Subleases

The Company has entered into an operating lease agreement for its office space in Boston, Massachusetts. This agreement includes both rent and basic office services components. The term of the lease is April 1, 2015 through December 31, 2023. In conjunction with the lease, the Company subleased a portion of the leased premises on substantially identical terms to the master lease to two subtenants. These subleases expired on May 31, 2020, which was contemporaneous with the expiration of the operating lease covering that portion of the leased premises. The term of the first sublease was May 1, 2015 through May 31, 2020; the term of the second sublease was October 1, 2019 through May 31, 2020.

As security for this lease, the Company provided the lessor a security deposit in the amount of $97,577, which is reflected in other assets.

Upon adoption of ASC 842, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $1,861,918.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation. The lease contains a market-rate extension option at the termination of the lease, however that option is subject to a contingency related to another tenant the Company cannot predict or control; as such the Company did not ascribe any value to this option in its ROU calculation.

Rent and occupancy expenses under the lease were $641,483 for the year ended December 31, 2022.

601 Montgomery Street Lease

The Company has entered into an operating lease agreement for office space in San Francisco, California. This agreement includes both rent and basic office services components. The term of the lease is from June 1, 2022 to May 31, 2026.

As security for this lease, the Company provided the lessor a security deposit in the amount of $13,348, which is reflected in other assets.

Upon the commencement of the lease, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $838,664.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation.

Rent and occupancy expenses for the San Francisco location, which is included in operating expenses, was $149,994 for the year ended December 31, 2022.

Other Information

The following table presents supplemental information and the weighted average rate and term for the operating leases:

ROU asset obtained in exchange for the operating lease liability	2,700,582	
Remaining lease term	1.00	3.5
Weighted-average discount rate	5%	5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2022:

	200 Clarendon	601 Montgomery	Total
2023	$ 444,044	$ 141,188	$ 585,232
2024	-	143,444	143,444
2025	-	145,700	145,700
2026	-	61,100	61,100
Total lease payments	444,044	491,432	935,476
Less: interest	21,145	50,731	71,876
Present value of lease liability	$ 422,899	$ 440,701	$ 863,600
Current portion of lease obligation	$ 422,899	$ 134,465	$ 557,364
Long-term lease obligation	-	306,236	306,236
Total operating lease liability	$ 422,899	$ 440,701	$ 863,600

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contribution to the Plan for the year ended December 31, 2022 was $1,000,436.

Note 6 - Concentrations

For the year ended December 31, 2022, the Company had six major customers which accounted for 63% of total revenue.